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05044130

UNITED STATES
[SECURI]TIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
8-50094

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2004 (MM/DD/YY) AND ENDING June 30, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Financial Security Management, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

575 Lynnhaven Parkway Suite 310
(No. and Street)

Virginia Beach, VA 23452
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Fern E. Vazquez 757 431-1414
(Area Code – Telephone Number)

SEC MAIL PROCESSING SECTION RECEIVED OCT 19 2005

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Witt Mares, PLC
(Name – *if individual, state last, first, middle name*)

701 Town Center Drive Suite 900 Newport News VA 23606
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
NOV 25 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Reginald C. Corinaldi, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Financial Security Management, Inc., as of June 30, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


OCT 7 2005

NASD

October 5, 2005

BY CERTIFIED MAIL #71603901984870723409

Mr. Reginald C. Corinaldi
Financial Security Management, Inc.
575 Lynnhaven Parkway, Suite 310
Virginia Beach, VA 23452

Dear Mr. Corinaldi:

This acknowledges receipt of your June 30, 2005, annual filing of audited financial statements made pursuant to U. S. Securities and Exchange Commission (SEC) Rule 17a-5(d)(the Rule). The report as submitted was found deficient for the following reasons:

1. The audit report did not claim which exemption under SEC Rule 15c3-3 the firm operates. Our records indicate your firm operates pursuant to the (k)(1) exemption of SEC Rule 15c3-3.
2. The unaudited Net Capital reported on the firm's annual audit report ($258,964) does not equal the unaudited Net Capital reported on the original June 30, 2005 Focus Report ($258,694). In addition, the audited Net Capital reported on the annual audit report ($247,552) does not equal the net capital amount reported on the amended June 30, 2005 Focus Report ($230,821) that was received by NASD on September 6, 2005.

Based on the above, your filing does not comply with the requirements of the Rule. The text of the Rule is reproduced in the *NASD Manual* under the section titled *SEC Rules & Regulation T*. We urge you to review the Rule with your independent accountant.

Pursuant to the provisions of NASD Rule 8210, we request that you re-submit a proper prepared annual audit. Please send one copy of each item listed above to this office and to the appropriate SEC regional or district office, and two copies to the SEC Washington, D.C. office. Your submissions must include a new completed Form X-17A-5 Part III Facing Page, a copy of which is enclosed for your convenience.

Please respond to this matter by October 19, 2005. Questions may be addressed to William J Horn, Senior Compliance Examiner, at (215) 963-1988.

Sincerely,

Steve C. Kach
Supervisor of Examiners

SCK/ael
Enclosure: Form X-17A-5 Part III Facing Page

Financial Security Management, Inc.

FINANCIAL REPORT

June 30, 2005

TABLE OF CONTENTS




PKF WITT MARES
THE POWER TO MAKE A DIFFERENCE. THE PEOPLE TO MAKE IT COUNT.

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Financial Security Management, Inc.
Virginia Beach, Virginia

We have audited the accompanying statement of financial condition of Financial Security Management, Inc. as of June 30, 2005, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards of the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Financial Security Management, Inc., at June 30, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PKF Witt Mares, PLC

Norfolk, Virginia
August 11, 2005

FINANCIAL STATEMENTS



FINANCIAL SECURITY MANAGEMENT, INC.

Statement of Financial Condition
June 30, 2005

ASSETS

Cash and cash equivalents	$ 212,906
Investments	19,574
Commissions receivable	34,064
Accounts receivable - related party	25,000
Prepaid expenses	22,008
Property and equipment, net	15,272
Intangibles, net	1,195
Licensing costs, net	3,037
Total assets	$ 333,056

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES	
Commissions payable	22,521
Income taxes payable	10,085
Deferred income taxes	10,857
Total liabilities	43,463
STOCKHOLDERS' EQUITY	
Common stock - No par value, 5,000 shares authorized, 1,500 shares issued and outstanding	15,000
Additional paid-in capital	91,667
Retained earnings	182,926
Total stockholders' equity	289,593
Total liabilities and stockholders' equity	$ 333,056

See accompanying notes.



FINANCIAL SECURITY MANAGEMENT, INC.

Statement of Income
Year Ended June 30, 2005

COMMISSION INCOME	$ 2,283,767
EXPENSES	
Commissions	1,697,518
Management fees	431,590
Professional fees	41,397
Taxes and licenses	30,330
Office expense	16,107
Depreciation	2,332
Amortization	446
Education	3,690
	2,223,410
Gross profit	60,357
INTEREST INCOME	2,599
OTHER INCOME	
Realized gain on investments	412
Unrealized gain on investments	374
	786
Net income before income taxes	63,742
PROVISION FOR INCOME TAXES	16,682
NET INCOME	$ 47,060

See accompanying notes.

FINANCIAL SECURITY MANAGEMENT, INC.

Statement of Changes in Stockholders' Equity

Year Ended June 30, 2005

	Shares	Common Stock	Additional Paid-In Capital	Retained Earnings
Retained earnings, beginning of year	1,500	$ 15,000	$ 91,667	$ 135,866
Net income	-	-	-	47,060
Retained earnings, end of year	1,500	$ 15,000	$ 91,667	$ 182,926

See accompanying notes.

FINANCIAL SECURITY MANAGEMENT, INC.
Statement of Cash Flows
Year Ended June 30, 2005

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 47,060
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	2,332
Amortization	446
Deferred income taxes	(1,201)
Net decrease in trading investments	76,249
Decrease in commissions receivable	42,875
Decrease in accounts receivable - related party	4,665
Decrease in prepaid expense	10,938
Decrease in prepaid income taxes	11,846
Decrease in commissions payable	(25,686)
Net cash provided by operating activities	169,524
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of property and equipment	(17,604)
Net cash used by operating activities	(17,604)
Net increase in cash and cash equivalents	151,920
CASH AND CASH EQUIVALENTS	
Beginning	60,986
Ending	$ 212,906

See accompanying notes.

NOTE 1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Financial Security Management, Inc. (the "Company") is a limited broker/dealer dealing solely in mutual funds and variable annuities, and is located in the Commonwealth of Virginia. It is a wholly owned subsidiary of Financial Security Companies, LLC. (FSC)

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and are depreciated over their estimated useful lives using the straight-line method for financial reporting purposes.

Affiliates and Ownership

On August 18, 2003, the Company's stockholders formed Financial Security Companies, LLC, a Virginia limited liability company. FSC wholly owns Financial Security Management, and also wholly owns Financial Security Group, Inc. (FSG) and Financial Security Advisory, Inc. (FSA). The Company's former stockholders are now stockholders in FSC. These financial statements do not include accounts and transactions of these affiliates.

Recognition of Revenue and Expenses

The Company reports its commission income and expense on a settlement date basis.

Cash Flows

For purposes of the statement of cash flows, all highly liquid investments purchased with maturities of three months or less are considered to be cash equivalents.

Licensing Costs

Licensing costs are amortized over fifteen years using the straight-line method.

(Continued)

FINANCIAL SECURITY MANAGEMENT, INC.
Notes to Financial Statements
June 30, 2005

NOTE 1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES
(Concluded)

Investments

The Company's investments consist of trading securities that are primarily money market mutual funds. Securities that are held for short-term resale are classified as trading account securities and recorded at their fair market values based on stock market quotes. Realized and unrealized gains and losses on trading account securities are included in other income. There were no trades during the year.

Intangibles

Intangibles are amortized over three years using the straight-line method.

Income Taxes

The Company uses the liability method of accounting for income taxes. Accordingly, deferred tax assets and liabilities are determined based on the difference between the basis of assets and liabilities for financial statement and income tax purposes, using enacted tax rates in effect for the year in which the differences are expected to reverse. Differences relate to the use of accrual basis accounting for financial statement purposes and cash basis accounting for income tax purposes. The deferred tax assets and liabilities represent the future tax consequences of those differences which will either be taxable or deductible when the assets and liabilities are recovered or settled. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

NOTE 2. INCOME TAXES

Income taxes are reconciled to the Company's actual income tax expense as follows:

Current:	
Federal	$ 13,307
State	4,576
Deferred:	
Federal	(1,990)
State	791
Provision for income taxes	$ 16,682



NOTE 3. PROPERTY AND EQUIPMENT

Property and equipment as of June 30, 2005 consists of the following:

Computer equipment	$	17,604
Less: accumulated depreciation		2,332
Net property	$	15,272

NOTE 4. LIABILTIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The Company has no subordination agreements.

NOTE 5. RELATED PARTY TRANSACTIONS

FSG provides office space, supplies and administrative support to the Company. The Company paid total fees of $431,590 to FSG for the year ended June 30, 2005. No outstanding balances were due at year-end.

As of June 30, 2005, FSG owed the Company $25,000, which constituted an intercompany loan.

NOTE 6. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At June 30, 2005, the Company had net capital of $230,821, which was $225,821 in excess of its required net capital of $5,000. The company's net capital ratio was .10 to 1 at June 30, 2005.



SUPPLEMENTARY INFORMATION PURSUANT TO RULE 17a-5 OF THE SECURITIES AND EXCHANGE ACT OF 1934



FINANCIAL SECURITY MANAGEMENT, INC.
Schedule I
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
June 30, 2005

NET CAPITAL		
Stockholders' equity	$	289,593
Deferred income taxes		10,857
Total capital and allowable subordinated liabilities		300,450
Deduct non-allowable assets:		
Accounts receivable - related party		25,000
Prepaid expenses and other assets		38,475
Licensing costs, net		3,037
Haircuts on security positions		3,117
		69,629
Net capital	$	230,821
AGGREGATE INDEBTEDNESS		
Items included in statement of financial condition:		
Commissions payable	$	22,521
Total aggregate indebtedness	$	22,521
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required	$	5,000
Excess net capital	$	225,821
Ratio: Aggregate indebtness to net capital		.10 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION		
Net capital, as reported in Company's Part II (unaudited) FOCUS report as of June 30, 2004	$	258,694
Allowable credits - deferred income taxes		10,857
Audit adjustments to the following accounts:		
Accounts payable, accrued liabilities, expenses and other		(38,730)
Net capital per above	$	230,821

See Accountant's Report



FINANCIAL SECURITY MANAGEMENT, INC.

Schedule II

Computation for Determination of Reserve Requirements

Under Rule 15c3-3 of the Securities and Exchange Commission

June 30, 2005

Financial Security Management, Inc. is a limited broker dealer, exclusively dealing in the purchase, sale, and redemption of mutual funds and variable annuities. All funds received in the connection with the activity of the firm are promptly transmitted, and are not held in the custody of the firm.

All of the transactions of the company are in accordance with the provisions of exemption K(1) under SEC Rule 15c3-3. The Company was in compliance with this exemption.



FINANCIAL SECURITY MANAGEMENT, INC.

Schedule III

Information Relating to Possession or Control Requirements

Under Rule 15c3-3 of the Securities and Exchange Commission

June 30, 2005

Financial Security Management, Inc. is a limited broker dealer, exclusively dealing in the purchase, sale, and redemption of mutual funds and variable annuities. All funds received in the connection with the activity of the firm are promptly transmitted, and are not held in the custody of the firm.

All of the transactions of the company are in accordance with the provisions of exemption K(1) under SEC Rule 15c3-3. The Company was in compliance with this exemption.



FINANCIAL SECURITY MANAGEMENT, INC.

Schedule IV

Schedule of Segregation Requirements and Funds
in Segregation for Customers' Regulated
Commodity Futures and Options Accounts

June 30, 2005

Financial Security Management, Inc. is a limited broker dealer, exclusively dealing in the purchase, sale, and redemption of mutual funds and variable annuities. All funds received in the connection with the activity of the firm are promptly transmitted, and are not held in the custody of the firm.

All of the transactions of the company are in accordance with the provisions of exemption K(1) under SEC Rule 15c3-3. The Company was in compliance with this exemption.




PKF WITT MARES
THE POWER TO MAKE A DIFFERENCE. THE PEOPLE TO MAKE IT COUNT.™

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

To the Board of Directors
Financial Security Management, Inc.
Virginia Beach, Virginia

In planning and performing our audit of the financial statements and supplemental schedules of Financial Security Management, Inc. (the Company) for the year ended June 30, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PKF Witt Mares, PLC

Norfolk, Virginia
August 11, 2005